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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                            Commission File Number  0-13328
                                                                    -------


                          NOTIFICATION OF LATE FILING

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(Check One) [X] Form 10-KSB  [ ] Form 11-K [ ] Form 20-F  [ ] Form 10-QSB [ ]  Form N-SAR

For Period Ended:         November 30, 1997
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   [  ]   Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
   [  ]   Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
   [  ]   Transition Report on Form 11-K

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For the Transition Period Ended:
                          -----------------------------------------------------

   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                          ---------------------

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant     Sentex Sensing Technology, Inc.
                        -------------------------------------------------------

Former name if applicable
                        -------------------------------------------------------

Address of principal executive office (Street and number)   553 Broad Ave.
                                                            -------------------

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City, state and zip code       Ridgefield, New Jersey   07657
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                                   PART II
                            RULE 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                        (SEE EXHIBIT A ATTACHED HERETO)

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             JAMES G. FEW                   216                687-9133
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            See Attached Exhibit B           [X] Yes   [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Sentex Sensing Technologies Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    February 27, 1998        By  /s/Robert S. Kendall
    --------------------------       ----------------------------------------
                                     Robert S. Kendall, Chief Executive Officer


     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                                    EXHIBIT A


Sentex Sensing Technology, Inc.
Form 12b-25
March 2, 1998



         The Company requires an additional 15 days to complete its Annual Report on Form 10-KSB (the "Report"). The Report has not been completed due to a confluence of the following factors: (i) The audit of a German subsidiary of the Company has not been completed and (ii) Management has unexpectedly been required to devoted a significant amount of time during the scheduled preparatory period of the Report to (a) matters concerning the audit of the German subsidiary and (b) integrating the Company with Monitek Technologies, Inc., which it acquired on November 30, 1996.










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                                    EXHIBIT B

There will be a significant difference in the revenues and the net results reported for the year ended November 30, 1997 ("Fiscal 1997") and the results reported on the Form 10-KSB for the year ended November 30, 1996 ("Fiscal 1996"), primarily as a result of the acquisition of Monitek Technologies, Inc. ("Monitek"). Monitek was acquired as of the close of business on November 30, 1996, and the results of its operations were not included in the Form 10-KSB for Fiscal 1996 but will be included in the Form 10-KSB for Fiscal 1997.

The following is a Consolidated Statement of Operations showing the audited Fiscal 1996 results and a reasonable estimate (unaudited) of the Fiscal 1997 results:
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                     Years Ended November 30, 1997 and 1996
                     ---------------------------------------

                                                        1997             1996
                                                     Unaudited         Audited
                                                     ---------         -------

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REVENUES
   Net sales                                      $  7,440,305     $    999,337
   Interest and other income                            93,573          179,090
                                                  ------------     ------------
                Total revenues                       7,533,878        1,178,427

COST AND EXPENSES
   Cost of Sales                                     3,491,479          417,483
   Selling, general and administrative               5,113,442        1,402,660
   Research and development                            406,432          212,9O7
   Interest expense                                    123,354             --
   Foreign currency exchange loss                       90,011             --
                                                  ------------     ------------
                Total costs and expenses             9,224,718        2,033,440
                                                  ------------     ------------
LOSS BEFORE PROVISION FOR INCOME TAX
   EXPENSE                                          (1,690,840)        (855,013)

PROVISION FOR INCOME TAX EXPENSE                        26,322             --
                                                  ------------     ------------

NET LOSS                                          $ (1,717,162)    $   (855,013)
                                                  ------------     ------------

NET LOSS PER SHARE                                $      (0.03)    $      (0.01)
                                                  ------------     ------------

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING                                      67,264,248       67,264,248
                                                  ------------     ------------
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